Exhibit 99

1 2020 OUTLOOK January 16, 2020

Forward Looking Statements

MAGNA

We disclose "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this presentation include, but are not limited to, 2020-2022 outlook period statements related to::

- Magna's ability to capitalize on growth in light-weighting, vehicle electrification, smart mobility solutions and safety and autonomous driving
- cumulative free cash flow expectations
- Underlying assumptions regarding relative foreign currency rate
- forecast sales by region
- Return on Invested Capital
- the timing and success of program launches
- successful award of programs for which we have quoted
- Magna's forecasts of light vehicle production in North America and Europe
- expected consolidated sales, based on such light vehicle production, including expected split by segment, and by region within each segment
- Anticipated growth drivers of our business
- Adjusted EBIT margin, including expected split between segments
- equity income
- interest expense, net
- income tax rate
- net income attributable to Magna
- capital spending and
- future returns of capital to shareholders, including through dividends and share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
- economic cyclicality
- regional production volume declines
- intense competition
- trade disputes / tariffs

Customer and Supplier Related Risks
- concentration of sales with six customers
- shifts in market shares among vehicles or vehicle segments
- shifts in "take rates" for products we sell
- quarterly sales fluctuations
- potential loss of any material purchase orders
- a deterioration in the financial condition of our supply base
- OEM consolidation

Manufacturing Operational Risks
- product and new facility launch risks
- operational underperformance
- restructuring costs
- impairment charges
- labour disruptions
- supply disruptions
- climate change risks
- attraction / retention of skilled labour

IT Security Risk
- IT/Cybersecurity breach

Pricing Risks
- pricing risks between time of quote and start of production
- price concessions
- commodity costs
- declines in scrap steel prices

Warranty / Recall Risks
- costs related to repair or replacement of defective products, including due to a recall
- warranty or recall costs that exceed warranty provision or insurance coverage limits

Acquisition Risks
- Inherent merger and acquisition risks
- acquisition integration risks

Other Business Risks
- risks related to conducting business through joint ventures
- our ability to consistently develop and commercialize innovative products or processes
- our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience
- risks of conducting business in foreign markets
- fluctuations in relative currency values
- tax risks
- reduced financial flexibility as a result of an economic shock
- changes in credit ratings assigned to us

Legal, Regulatory and Other Risks
- antitrust risk
- legal claims and/or regulatory actions against us and
- changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers and listeners not to place undue reliance on any forward-looking statement, and readers and listeners should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

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• Positioning for the Future • Reporting Segment and Consolidated Outlooks • Financial Strategy 3 Agenda

4 POSITIONING FOR THE FUTURE

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Select Technologies Supporting Trends 6 Smart Access Reconfigurable Seating Battery Frames

7 Powertrain Electrification is Growing… Internal Combustion Engine (ICE) Micro Hybrid: ICE with 12V start/stop functionality & regeneration capability Mild Hybrid: ICE with 48V start/stop functionality, regeneration & boosting capability PHEV/HEV: ICE with high voltage eMachine , full electric driving, external charging EV: No ICE; battery or fuel cell electric vehicle Source: Magna OEM Fleet Analysis December 2019 40% 38 - 46% 26 - 29% 51% 11 - 19% 17 - 19% 27 - 29% 28 - 29% 11 - 17% 10 - 15% 7 - 9% 5 - 8% 3% 4% 2% 2019 2030 2025 eMobility Market

Positioned for Powertrain Electrification Significant Booked eMobility Contracts 8 ICE & STOP - START HYBRID ELECTRIC

9 Positioned to Help Reduce Vehicle Weight Hot Stamping Casting Composite Liftgates

Autonomy Will Continue to Proliferate Source: Magna Internal ADAS market forecast December 2019 10 Level 0 Level 1 Level 2 Level 3 Level 4 Level 5 57% 32% 28% 36% 28% 17% 5% 2% 5% 1% 2019 2030 2025 12% 34% 13% 30% REVISED

Magna’s ADAS Hardware Building Blocks Radar LiDAR Domain Controller Single and Multi Camera Front Camera Ultrasonic Sensors 11

Consumer Focused Vehicles Mobility Vehicles Providing Services Flexible Architecture Positioned for Smart Mobility Complete Vehicle Design, Engineering and Assembly 12 Body & Structure ADAS/Electronics/ Mechatronics Seating Powertrain

13 REPORTING SEGMENT OUTLOOK

Financial Outlook – Key Assumptions 14 2019 November Outlook 2020 2022 Automotive Light Vehicle Production (millions of units) • North America 16.3 16.3 16.3 • Europe 21.4 20.8 21.6 U.S. Foreign Exchange Rates • Cdn 0.754 0.750 0.750 • Euro 1.120 1.100 1.100 • RMB 0.145 0.142 0.142 Acquisitions/Divestitures • No material unannounced acquisitions / divestitures

Continued Solid Growth 15 2019F 2020F 2022F Sales ($Billions) • Growth in all key regions – strongest in Asia and North America • Lightweight technologies outgrowing market • Stronger U.S. dollar negatively impacts us • Emerging opportunities: – Battery frames for EVs – Active aerodynamics – ADAS sensor integration – Increased demand for thermoplastics BODY EXTERIORS & STRUCTURES N.A. Eur Asia ROW 2020 Sales By Region 1% 6% 27% 66% 1 November 2019 Outlook Unweighted Global LV Production CAGR = <2% (Weighted Global LV Production CAGR = ~0.5%) 16.2 - 16.6 16.0 - 16.8 17.5 - 18.5 2 - 5% CAGR 1

Solid M argins Expected to Improve 16 2019F 2020F 2022F Adjusted EBIT Margin 1 (%) 2019 to 2020 • Operational improvements (+) • Lower launch and new facility costs (+) • Lower scrap revenue ( - ) 2020 to 2022 • Contribution on higher sales (+) • Operational improvements (+) BODY EXTERIORS & STRUCTURES 1 Excluding other expense (income), net 2 November 2019 Outlook 7.6 - 7.9 7.7 - 8.1 8.1 - 8.6 2 Equity Income ($M) 0 - 5 0 - 5 5 - 10

Expect Further Growth 17 2019F 2020F 2022F Sales ($Billions) • Strong growth in Asia and Europe • Growth driven by DCTs, mechatronics, electronics/ADAS and mirrors • Powertrain electrification a new growth driver – Hybrid DCTs • Stronger U.S. dollar negatively impacts us • Emerging opportunities: – E - latches – E - drives – Vehicle access – Dedicated hybrid transmissions POWER AND VISION N.A. Eur Asia ROW 2020 Sales By Region 9% 46% 44% 1 Excluding $0.4B in sales of Fluid Pressure & Controls (FP&C) business unit sold at end of Q1, 2019 2 November 2019 Outlook 10.7 - 11.0 10.7 - 11.3 11.5 - 12.3 1 - 5% CAGR Unweighted Global LV Production CAGR = <2% (Weighted Global LV Production CAGR = ~0.5%) 2 1 1 1%

M argin Improvement Anticipated Through Outlook Period 18 2019F 2020F 2022F Adjusted EBIT Margin 1 (%) 2019 to 2020 • Lower engineering & other costs related to advanced ADAS programs (+) • No Lyft spending (+) • Operational improvements (+) • Lower commodity costs (+) 2020 to 2022 • Contribution on higher sales (+) • Operational improvements (+) • Lower engineering costs related to advanced ADAS programs (+) POWER AND VISION 1 Excluding other expense (income), net 2 November 2019 Outlook 6.5 - 6.8 7.9 - 8.3 10.1 - 10.6 2 Equity Income ($M) 145 - 165 130 - 160 150 - 190

Further Growth Above Market 19 2019F 2020F 2022F Sales ($Billions) • Sales growth in all regions – strongest in Asia and Europe • High exposure to SUV/CUVs remains a positive • BMW 1 & 2 Series launching in Europe • Acquisition of Viza • Unconsolidated sales growing in Asia • Stronger U.S. dollar negatively impacts us • Emerging opportunities: – Increased vertical integration – Reconfigurable seating for smart mobility applications SEATING SYSTEMS 1 November 2019 Outlook N.A. Eur Asia ROW 2020 Sales By Region 4% 25% 66% 5% 5.4 - 5.6 5.7 - 6.1 6.3 - 6.8 4 - 8% CAGR Unweighted Global LV Production CAGR = <2% (Weighted Global LV Production CAGR = ~0.5%) 1

Margin Expansion Post - 2020 20 2019F 2020F 2022F Adjusted EBIT Margin 1 (%) 2019 to 2020 • Lower launch costs and operational improvements (+) • New customer programs ( - ) • VIZA acquisition ( - ) • 2019 commercial settlements ( - ) 2020 to 2022 • Contribution on higher sales (+) • Operational improvements (+) • More equity income (+) • Higher new facility costs ( - ) SEATING SYSTEMS 1 Excluding other expense (income), net 2 November 2019 Outlook 5.5 - 5.8 5.5 - 6.0 5.9 - 6.5 2 Equity Income ($M) 0 - 5 0 - 5 10 - 15

Successful Program Launches Completed 21 2019F 2020F 2022F Sales ($Billions) • Largest contract manufacturer of vehicles and leader in turnkey engineering services • Enabler for Magna’s auto parts and systems business • All announced programs now launched in Europe • Stronger U.S. dollar negatively impacts us • Emerging opportunities: – China EV market with BJEV – New vehicle concepts COMPLETE VEHICLES 1 November 2019 Outlook N.A. Eur Asia ROW 2020 Sales By Region 1% 99% 6.6 - 6.8 6.0 - 6.4 5.7 - 6.4 1

22 2019F 2020F 2022F Adjusted EBIT Margin 1 (%) 2019 to 2020 • Operational efficiencies (+) 2020 to 2022 • Equity income from Chinese JV (+) COMPLETE VEHICLES 1 Excluding other expense (income), net 2 November 2019 Outlook 1.9 - 2.2 2.3 - 2.8 2.3 - 2.9 2 Equity Income ($M) 10 - 20 Anticipate Margin Improvement

23 CONSOLIDATED OUTLOOK

Magna’s Consolidated Sales Continue to Grow 24 2019F 2020F 2022F Magna Consolidated Sales ($Billions) • Higher growth in Europe and Asia creating more balanced geographic diversification • Stronger U.S. dollar, FP&C sale net of other M&A negatively impacts us 1 November 2019 Outlook 38.7 - 39.8 38.0 - 40.0 40.5 - 43.5 1 - 4% CAGR Unweighted Global LV Production CAGR = <2% (Weighted Global LV Production CAGR = ~0.5%) 1 FP&C 0.4

EBIT Margin % 1 25 2019F 2020F 2022F Auto Parts and Systems 2 (%) 1 Excluding other expense (income), net 2 Represents combined Body Exteriors & Structures, Power & Vision and Seating Systems 3 November 2019 Outlook 2019F 2020F 2022F Complete Vehicles (%) 6.9 - 7.2 7.4 - 7.8 8.5 - 9.0 3 % of Sales ~83 ~84 ~86 1.9 - 2.2 2.3 - 2.8 2.3 - 2.9 3 % of Sales ~ 17 ~16 ~14

Consolidated EBIT Margin % 1 26 2019F 2020F 2022F 2019 - 2020 • Lower engineering and other costs related to advanced ADAS programs (+) • No Lyft spending (+) • Operational improvements (+) • Lower launch costs (+) • Lower scrap revenue ( - ) 2020 - 2022 • Net contribution on higher sales (+) • Lower engineering costs related to advanced ADAS programs (+) • Operational improvements (+) 1 Excluding other expense (income), net 2 November 2019 Outlook 6.3 - 6.5 6.7 - 7.0 7.6 - 8.0 2 Equity Income ($M) 145 - 175 130 - 175 175 - 230

27 FINANCIAL STRATEGY

• Unchanged capital allocation strategy – Maintain strong balance sheet, invest for growth and return capital to shareholders – Adjusted Debt to Adjusted EBITDA ratio of between 1.0 and 1.5x • Disciplined capital spending • Strong free cash flow generation • Continued dividend growth over time • Share repurchases with excess cash • Delivering solid ROIC 28 Our Ongoing Financial Focus

Capital Allocation Principles Unchanged 29 • Preserve liquidity and high investment grade credit ratings • Maintain flexibility to invest for growth • Continued dividend growth over time • Repurchase shares with excess cash • Organic opportunities • Innovation • Acquisitions that fit product strategy Maintain Strong Balance Sheet 1 Invest for Growth 2 Return Capital to Shareholders 3

Relatively Level Capital Spending Through Outlook Consistent with Previous Expectations 30 1 2019 to 2022 are based on the level of business reflected in our sales outlook Capital Spending ($Billions) 2016 2017 2018 2019F 2020F 2021F 2022F 1.8 1.9 1.7 ~1.6 % of Sales 1 ~5.25 5.12 4.04 3.80 - 4.20 ~1.7

Continued Strong Free Cash Flow Generation 31 1 Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minu s c apital spending minus investment in other assets 2 November 2019 Outlook 2016 2017 2018 2019F 2020F 2021F 2022F 1.1 1.2 1.6 Free Cash Flow 1 ($Billions) ~ $5.5B (2020 - 2022) >30% of Market Cap 1.9 - 2.1 2 1.6 - 1.8

32 Dividend Growth Remains a Priority 1 Based on Q4 run rate 2 Subject to Board approval Increasing Dividends As Earnings Grow Annualized Dividend 1 ($ per share) Q410 Q411 Q412 Q413 Q414 Q415 Q416 Q417 Q418 Q419 0.64 0.76 0.88 1.00 1.12 1.32 14% CAGR 0.55 0.50 2 1.46

33 Proven Track Record of Returning Capital to Shareholders Returned ~$1.7B in 2019 Dividends Share Repurchases $ 3.1 B $ 9.0 B 204 million shares Returned $ 12.1 B Since 2011 ~42% of 12/31/2010 shares outstanding 2011 - 2019

• Continuing to drive sales growth • Improving margins throughout Outlook period • Expect ~$5.5 billion free cash flow generation (2020 - 2022) • Attractive valuation • Well positioned for future mobility In Summary 34

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36 APPENDIX

Financial Outlook 37 (U.S. GAAP) ($Billions, unless otherwise noted) 2020 2022 Sales: • Body Exteriors & Structures 16.0 – 16.8 17.5 – 18.5 • Power & Vision 10.7 – 11.3 11.5 – 12.3 • Seating Systems 5.7 – 6.1 6.3 – 6.8 • Complete Vehicles 6.0 – 6.4 5.7 – 6.4 Total Sales 38.0 – 40.0 40.5 – 43.5 EBIT Margin % 6.7% – 7.0% 7.6% – 8.0% Equity Income 130M – 175M 175M – 230M Interest Expense ~85M Tax Rate ~24.5% Net Income Attributable to Magna 1.8 – 2.0 Capital Spending ~1.7

New Launches Ramping Up 38 Ford Escape Cadillac Escalade Mercedes - Benz GLE Coupe Ford Mustang Mach E Ford Maverick Jeep Grand Cherokee 3 - Row NORTH AMERICA             Body  Power & Vision  Seating   

New Launches Ramping Up 39 Volkswagen Caddy BMW 2 - Series Porsche Taycan Cross Turismo Nissan Qashqai Mercedes - Benz GLA Volkswagen ID.4 EUROPE                Body  Power & Vision  Seating

New Launches Ramping Up 40 Mercedes - Benz GLB Ford Explorer BMW X2 Cadillac CT4 Geely 05 Chevy Blazer ASIA            Body  Power & Vision  Seating   

Powertrain Electrification by Region 41 CHINA EUROPE USA Internal Combustion Engine (ICE) Micro Hybrid Mild Hybrid PHEV/HEV EV Source: Magna OEM Fleet Analysis December 2019 2019 2025 2030 37% 18 - 23% 7 - 11% 56% 53 - 59% 50 - 52% 14 - 23% 18 - 25% 7 - 14% 11 - 15% 13% 5 - 14% 78% 57 - 70% 58 - 59% 12 - 21% 20 - 28% 16 - 22% 6 - 10% 45% 29 - 77% 1 - 18% 50% 16 - 46% 45 - 67% 13 - 19% 0 - 23% 3 - 12% 0 - 6% 3 - 13% 2 - 7%

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